Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

July 31, 2013

VIA EDGAR AND COURIER

Kathryn McHale, Esq.

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	CNB Financial Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed July 17, 2013
File No. 333-189177

Dear Ms. McHale:

On behalf of CNB Financial Corporation (“CNB” or the “Company”), this letter responds to the Staff’s comment letter dated July 26, 2013 (the “Comment Letter”), with respect to the above-referenced filings. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Registration Statement on Form S-4

General

1.	We note your response to comment 1 in our letter dated July 3, 2013. Please confirm that FC projections were not provided to the financial advisors or agents of CNB.

Response

The Company respectfully acknowledges the Staff’s comment and, while FC did provide a pre-existing budget for the year ended December 31, 2013 to CNB as part of the customary merger due diligence process, the Company hereby confirms that the financial projections in respect of FC’s results of operations for the year ended December 31, 2013 included in the board book prepared for CNB by Griffin Financial Group, LLC were not developed based on the information or projections included in such budget and were instead derived solely from publicly-available information about FC.

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Securities and Exchange Commission	- 2 -	July 31, 2013

The Merger

Interests of FC’s Directors and Executive Officers in the Merger, page 68

2.	Please revise your disclosure to include the appointment of Mr. Hord to the Board of CNB in this section.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure as follows to address the comment:

Interests of FC’s Directors and Executive Officers in the Merger

Certain directors and executive officers of FC have interests in the merger as individuals in addition to, or different from, their interests as shareholders of FC, including, but not limited to, (i) in the case of certain officers and directors of FC, agreements with FC Bank that provide for payments and benefits in addition to the merger consideration, (ii) the continuation of indemnification and insurance coverage (for officers and directors) provided by CNB for a limited time after the merger and (iii) in the case of Mr. Hord, Mr. Hord’s appointment, immediately following the effective time of the merger, to the CNB and CNB Bank boards of directors. The FC board of directors was aware of these interests and considered them, among other matters, when it approved the merger agreement.

Board Appointments for FC’s Existing Directors, page 70

3.	We note that your revised disclosure does not appear to include the information required by Item 402(k) of Regulation S-K, as required by Item 18(a)(7) of Form S-4. Please revise this section to include such compensation data.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the section as follows:

Compensation of Mr. Hord as Chairman of FC and FC Bank

Members of the FC board of directors are paid an annual fee of $875 and members of the FC Bank board of directors are paid an annual fee of $17,000, except that the Chairman of the FC Bank board of directors is paid an annual fee of $34,000. Members of the FC board of directors are eligible to receive a cash bonus for their board service at the sole discretion of the directors. Members of the FC Bank board of directors are also eligible to receive grants of restricted shares of FC common stock.

In addition to the foregoing benefits, FC Bank pays premiums with respect to health insurance coverage for the Chairman of the FC and FC Bank boards of directors, Robert D. Hord.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
Robert D. Hord	34,875	0	10,315	5,543	50,733

Securities and Exchange Commission	- 3 -	July 31, 2013

(1)	FC paid Mr. Hord $34,000 and $875 for his service on the FC Bank board of directors and FC board of directors, respectively, during the year ended December 31, 2012.
(2)	Represents an increase in actuarial value under the director retirement agreement to which Mr. Hord is a party.
(3)	Mr. Hord received a cash bonus for his service on the FC board of directors during the year ended December 31, 2012 of $3,000. The remainder of $2,543 represents premiums paid by FC Bank with respect to health insurance coverage during 2012.

*        *        *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5524 or Richard A. Schaberg at (202) 637-5671. We thank you in advance for your attention to the above.

Sincerely,

/s/ Gregory F. Parisi

Gregory F. Parisi

cc:	Joseph B. Bower, Jr., CNB Financial Corporation
Richard A Schaberg, Hogan Lovells US LLP